CHINA VTV LIMITED

New Times Centre

393 Jaffe Road, Suite 17A

Wan Chai, Hong Kong

September 17, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Matthew Crispino and Larry Spirgel

Re: China VTV Limited

Registration Statement on Form S-1/A

Submitted on September 16, 2020

File No. 333-248495

Dear Mr. Matthew Crispino and Mr. Larry Spirgel:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, China VTV Limited (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:15 p.m., Eastern Standard Time, on September 18, 2020, or as soon thereafter as possible.

China VTV Limited

By:	/s/ Tijin Song
Name:	Tijin Song
Title:	Chief Executive Officer